Exhibit 99.7

17 December 2003

EIDOS PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

On 17 December 2003 the Trustee of the Eidos plc employee benefit trust, Desktop ESOP Trustee Limited, notified the Company that the trust had acquired 553,728 Ordinary shares of Eidos plc through market purchases on 16 and 17 December 2003 at a range of prices between £1.31 and £1.37 per share in accordance with the wishes of the Company, for the purpose of the eventual satisfaction of awards under the Company’s various long-term equity incentive plans.

All employees and executive directors of Eidos plc are potential beneficiaries of the trust and are therefore treated as becoming interested in the shares acquired. The registered holder of the shares is Desktop ESOS Trustee Limited.

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

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